UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 20-F [X] Form 11-K Form 10-Q Form N-SAR

For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Arch Coal, Inc. Employee Thrift Plan
___________________________________________________________________________
Full Name of Registrant
___________________________________________________________________________
Former Name if Applicable

CityPlace One, Suite 300
____________________________________________________________________
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63141
___________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
[  ]  (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Arch Coal, Inc. (the “Company”) is unable to file timely its Annual Report on Form 11-K for the year ended December 31, 2000 without unreasonable effort or expense. The Arch Coal Inc. Employee Thrift Plan’s (the “Plan”) auditors have experienced significant delay in receiving the necessary plan information from the Plan’s former administrator. The requested information has since been received and the Plan’s auditors are diligently compiling the required financial information necessary to prepare the Form 11-K. The Company expects to file its Annual Report on Form 11-K for the year ended December 31, 2000 within 15 calendar days following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Janet L. Horgan                     (314)                      994-2918
     (Name)                        (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 ARCH COAL, INC.
  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 29, 2001                              By  /s/ Robert J. Messey
                                                                    Robert J. Messey
                                                                    Senior Vice President and Chief Financial Officer